Nicole C. Brookshire	Via EDGAR
+1 212 479 6157
nbrookshire@cooley.com

January 28, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Office Chief
Alexandra Barone, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Rebekah Lindsey, Staff Accountant

Re:	UiPath, Inc.
Draft Registration Statement on Form S-1
Submitted December 17, 2020
CIK: 0001734722

Ladies and Gentlemen:

On behalf of UiPath, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated January 13, 2021 with respect to the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on December 17, 2020. The Company is concurrently and confidentially submitting an amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Draft Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.

Prospectus Summary, page 4

1.

Please provide the basis for your statement that you are “at the forefront of technology innovation and thought leadership in automation, creating an end-to-end platform that provides automation with user emulation at its core.” Clarify the criteria on which you base this statement, such as revenue or the number of clients or market share.

The Company respectfully advises the Staff that the basis of the Company’s statement as noted in the Staff’s comment above is the Company’s platform and other technology. The Company, because of its platform and other technology, has regularly been recognized by third parties as a leader in technology innovation and thought leadership in automation. For example, in a September

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Page Two

2020 assessment of technology ventures in the Robotic Process Automation (“RPA”) industry, a leading consulting and research firm ranked the Company as a leader based on the Company’s market impact (as measured by market adoption, portfolio mix, and value delivered) and vision and capabilities (as measured by vision and strategy, development and integration, deployment and maintenance, product training and support, and commercial and sales model). Similarly, in July 2020, a leading market research company ranked the Company as a leader in RPA based on the Company’s ability to execute and the completeness of the Company’s vision (as evidenced by the strength of the Company’s integration and partner ecosystem, operations and product portfolio), and after analyzing customer surveys and analyst information from client inquiries. Further, in November 2019, another leading market research company ranked the Company as a leader in RPA based on the strength of the Company’s product offerings, strategy, and market presence, after researching and evaluating over 25 criteria of RPA providers. The Company is supplementally providing to the Staff under separate cover copies of these market research reports.

As disclosed on page 117 of the Amended Draft Registration Statement, the Company has also demonstrated that it is a thought leader in automation by, among other things, creating and cultivating a global network of nearly 1.0 million automation professionals who are building and sharing automations, establishing an online training platform, UiPath Academy, which offers over 800,000 users free, unlimited access to learning plans based on various automation-related job roles, and providing a free automation curriculum to over 750 universities and colleges to team automation skills to future generations through its Academic Alliance program.

Summary Consolidated Financial and Other Data, page 15

2.

We note that you intend to present pro forma net loss per share information, which gives effect to the automatic conversion of your outstanding convertible preferred stock into common stock upon effectiveness of this offering. Please consider also including the impact of any restricted stock awards that will vest upon this offering along with footnote disclosure regarding the additional share-based compensation that will be recognized at such time.

The Company respectfully advises the Staff that the pro forma net loss per share disclosure that will be presented for the year ending January 31, 2021 will include the weighted-average impact of any vested restricted stock units (“RSUs”) for the year ending January 31, 2021, where the relevant service-based vesting conditions have been satisfied as of the effective date of the offering (based on the RSUs outstanding as of January 31, 2021 and an assumed offering effective date of January 31, 2021). In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 18, 65, and 68 of the Amended Draft Registration Statement.

The Company further respectfully advises the Staff that the Company has disclosed in Note 11 to the Company’s consolidated financial statements on page F-35 that it estimates that it would have recorded $73.6 million of stock-based compensation expense related to its RSUs, where the relevant service-based vesting conditions have been satisfied as of the effective date of the offering (based on the RSUs outstanding as of January 31, 2020 and an assumed offering effective date of January 31, 2020).

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Page Three

Risks Related to Tax and Accounting Matters

We and our independent registered public accounting firm have identified a material weakness in our internal control..., page 47

3.

You state that you have taken steps to remediate the material weakness in your internal controls such as engaging third-party service providers to assist in technical accounting matters. Please revise to describe what additional steps, if any, management has taken to remediate such weakness and what remains to be completed in your remediation efforts. Also, disclose how long you estimate it will take to complete your plans and disclose any associated material costs that you have incurred or expect to incur.

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metric, page 73

4.

You disclose that annual recurring revenue is defined as “revenue from term subscription licenses and maintenance that you would expect to receive from customers over the following 12 months assuming no increases or reductions in their subscriptions.” You also disclose that you cannot accurately predict renewals given the diversity of your customer base. Please address the following:

•	Explain further how you considered renewal rates when including term licenses in your ARR calculations. In your response, tell us your renewal rates for each period that you present ARR information.

•

Clarify for us how this measure is calculated. Specifically address how the up-front revenue received on an annual, quarterly or semi-annual term license is factored into your ARR calculation and provide examples to help explain such calculations.

•

Tell us how multi-year contracts are factored into your calculations and why inclusion of such contracts is appropriate. In your response, tell us the amount of revenue recognized from multi-year contracts for each period presented and the typical terms of such arrangements.

The Company respectfully advises the Staff that the Company only includes in its ARR calculation amounts for which customers have been invoiced with recurring revenue components as of the measurement date. Renewal rates are not considered in the Company’s ARR calculations.

ARR is computed by annualizing the quotient of the invoice value of items with recurring revenue components divided by the term of such components, whether it is an annual, quarterly, semi-annual, or multi-year contract. Recurring revenue components include items that will recur in the future such as license subscription revenues and maintenance, and exclude one-time professional service engagements, perpetual licenses, and consumption-based revenues. The Company does not generally sell standalone licenses with a term of less than one year. As described further below, the Company does sell licenses with a term of less than one year and a termination date coterminous with an existing contract to customers that have already purchased annual or multi-year contracts and that wish to expand their existing purchases. Accordingly, the Company has revised the disclosure on pages 21 and 72 of the Amended Draft Registration Statement.

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Page Four

Because the Company’s ARR calculation is based on invoiced amounts as opposed to revenue received, up-front revenue is not specifically factored into this calculation. The Company believes invoices represent the commitment of its customers to their contracts and calculating ARR based on invoiced amounts limits ARR balance fluctuations over the invoice time period.

Multi-year contracts are factored into the Company’s ARR calculations by annualizing amounts invoiced under those agreements as of a measurement date. The Company enters into two types of multi-year contracts: (1) pre-paid multi-year contracts, where the customer pays the total contract value up front, and (2) annually-paid multi-year contracts, where the customer pays a portion of the total contract value at the beginning of each year during the term. Including multi-year contracts in the calculation of ARR is appropriate in order to accurately capture the amount of recurring revenue that the Company expects to receive from all current customers, and is necessary for investors to evaluate the Company’s performance. For the fiscal year ended January 31, 2020, the Company recognized $124.4 million in revenue from multi-year contracts.

See below for examples to help explain how ARR is calculated as it relates to contracts with different terms:

•

Annual Contracts: An annual contract with a total value of $1,200 in recurring revenue components would have an ARR of $1,200 during the term of the contract. In addition, during the term of an annual contract, customers may enter into an additional license agreement with a termination date that is coterminous with the anniversary date of such annual contract and such amounts are annualized for purposes of the ARR calculation.

•	Multi-Year Contracts:

o	Pre-Paid: A pre-paid three-year contract with a total value of $3,600 in recurring revenue components would have an ARR of $1,200 for each of the three years during the term of the contract.

o

Annually-Paid: An annually-paid three-year contract with a total value of $3,600 in recurring revenue components would also have an ARR of $1,200 for each of the three years during the term of the contract.

Key Factors Affecting Our Performance

Expanding Within Our Existing Customer Base, page 76

5.

You state throughout the filing that dollar-based net retention rate was greater than 130% for each of the last eight fiscal quarters. Please tell us and revise to disclose the actual rate for each period presented and discuss any significant fluctuations in such rates. Similar revisions should be made with regards to your dollar-based gross retention rate. Please also revise to provide the actual customer count for each period presented rather than referring to, for example, more than 6,000 customers.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company primarily manages its business, including its ability to land-and-expand sales to its existing customers, based on ARR and revenue, and believes these metrics are the most relevant and material to an investor’s ability to evaluate the Company’s financial and operational performance. Dollar-based net retention rate is not a primary metric on which the Company

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evaluates its business. However, as stated in the Amended Registration Statement, the Company does believe that its strong dollar-based net retention rate demonstrates the stickiness of the Company’s platform. Accordingly, the Company believes disclosure of such metric at or above 130% is one useful indicator of the Company’s best-in-class land-and-expand business model. The Company believes that providing its dollar-based net retention rate in this manner appropriately balances the importance of the retention information relative to other disclosures that the Company has provided to supplement its consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) without providing undue weight to this metric as an indicator of the underlying performance of the Company’s business.

More specifically, the Company does not believe that disclosure of a period-specific dollar-based net retention rate above 130% is useful to investors as a measure of the performance of the Company’s land-and-expand business model on a quarterly or annual basis, and has only included more general disclosure in Amended Draft Registration Statement for the following reasons: (1) the Company does not view dollar-based net retention as a key metric of its business, but rather one indication of the Company’s ability to execute against its land-and-expand business model that merely augments its financial results prepared in accordance with GAAP; (2) dollar-based net retention rates of over 130% are consistent with best-in-class software business models, and performance or oscillation of rates above that level are not material to an investor’s ability to evaluate the Company’s business on a periodic basis; (3) comparable public companies with a similar land-and-expand business model typically only disclose period-specific metrics if they fall below best-in-class levels, typically 120% in the case of dollar-based net retention rate; (4) movements between periods in dollar-based net retention rates can be related to various factors, including the relative size of new customer wins, which are not necessarily indicative of material shifts in the ongoing performance of the Company’s land-and-expand business model and, therefore, may be misleading in any particular period when weighed against the backdrop of prior performance; and (5) the Company’s disclosure plan with regard to this metric is consistent with several of the Company’s industry peers, who also do not report dollar-based net retention on a period-specific basis and report at or above a specified percentage level of performance. As a result, the Company does not believe further information with regard to this metric, including with respect to fluctuations in such metric, is necessary for investors to evaluate the Company’s performance relative to its peer group or its own historical performance.

In response to the Staff’s comment regarding dollar-based gross retention rate, the Company similarly advises the Staff that, while the Company believes its dollar-based gross retention rate demonstrates the stickiness of the Company’s platform, dollar-based gross retention rate is not a primary metric on which the Company evaluates its business. Accordingly, the Company believes disclosure of such metric at or above a specified percentage is a useful, supplemental indicator of the Company’s best-in-class customer retention and also appropriately balances the importance of the retention information relative to other disclosures that the Company has provided to supplement its consolidated financial statements prepared in accordance with GAAP without providing undue weight to this metric as an indicator of the underlying performance of the Company’s business. More specifically, the Company does not believe that disclosure of a period-specific dollar-based gross retention rate is useful to investors as a measure of the performance of the Company on a quarterly or annual basis for the following reasons: (1) disclosure of dollar-based gross retention rate, either over a period of time or on a period-specific basis, is not industry practice among similarly-situated peers, as very few enterprise software companies have included such metric in their registration statements for initial listing over the past decade and few of such companies include disclosure of a comparable metric in their quarterly or annual reports; (2) the Company’s current disclosure plan provides investors with more information than most of its industry peers and, as a

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Page Six

result, the Company does not believe further information with regard to this metric is necessary for investors to evaluate the Company’s performance relative to its peer group or its own historical performance; (3) the Company does not view dollar-based gross retention as a key metric of its business, but rather a supplemental indicator of the Company’s best-in-class customer retention that merely augments its financial results prepared in accordance with GAAP; and (4) movements between periods in dollar-based gross retention rates can be related to various factors, including the relative size of customer wins or losses, which are not necessarily indicative of material shifts in the Company’s ongoing performance and, therefore, may be misleading in any particular period when weighed against the backdrop of prior performance. As a result, the Company does not believe further information with regard to this metric is necessary for investors to evaluate the Company’s performance relative to its peer group or its own historical performance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 72, 77, 99, 110, and 111 of the Amended Draft Registration Statement to provide the actual customer counts for each period presented.

6.

You provide the number of customers with ARR greater than $100,000 and $1.0 million for each of the last three fiscal years. You also state that sales to larger customers involve additional risks such as longer sales cycles, more complex customer requirements, substantial upfront costs and less favorable terms. Please tell us and disclose the percentage of revenue generated from your customers with greater than $100,000 and $1.0 million of ARR to provide context for this information.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28 and 77 of the Amended Draft Registration Statement to disclose the percentage of revenue for the fiscal years ended January 31, 2019 and 2020 generated from its customers with greater than $100,000 and $1.0 million of ARR as of such fiscal year end.

The Company has not finalized its consolidated financial statements for the fiscal year ended January 31, 2021. The Company undertakes to disclose in a future submission of its Draft Registration Statement on Form S-1 the percentage of revenue for the fiscal year ended January 31, 2021 generated from its customers with greater than $100,000 and $1.0 million of ARR.

Non-GAAP Financial Measures, page 78

7.

To avoid giving undue prominence to your non-GAAP financial measures, please move this section so that it follows the results of operations disclosures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs.

In response to the Staff’s comment, the Company has moved the section titled “—Non-GAAP Financial Measures” to pages 85 through 87 of the Amended Draft Registration Statement.

Critical Accounting Policies and Estimates, page 89

8.

Please revise your critical accounting policies to present your analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section V of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 91 through 97 of the Amended Draft Registration Statement.

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Page Seven

Business, page 118

9.	Please file your material leases as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company undertakes to file its material leases as exhibits to a future amendment of the Amended Draft Registration Statement.

Management, page 120

10.

You note that all of your directors currently serve on the board pursuant to the provisions of a voting agreement between the company and several of its stockholders. Please file the voting agreement as an exhibit to the registration statement. Refer to Item 601(b) of Regulation S-K.

The Company respectfully advises the Staff that, as disclosed on page 138 of the Amended Draft Registration Statement, the voting agreement will terminate upon closing of the offering and thereafter there will be no further contractual obligations regarding the election of the Company’s directors. As a result, the Company does not believe the terms of the voting agreement are material to potential investors. Accordingly, the Company does not believe that the voting agreement is required to be filed as an exhibit to the Amended Draft Registration Statement pursuant to Item 601(b) of Regulation S-K. The Company also respectfully notes that this approach is consistent with the approach taken by similarly-situated companies with voting agreements that terminate in connection with an initial public offering.

Executive Compensation, page 124

11.	Please provide the 2020 and 2021 compensation information for your named executive officers in your Summary Compensation Table. Refer to Instruction 1 to Item 402(c) of Regulation S-K.

The Company respectfully advises the Staff that, as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, the Company is subject to Item 402(n) as opposed to Item 402(c) of Regulation S-K. Instruction 1 to Item 402(n) of Regulation S-K (“Instruction 1”) provides, in part, that compensation information is not required with respect to the fiscal year prior to the most recently completed fiscal year for a company that was not a reporting company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, during such fiscal year, except that such company will be required to provide information for any such year if that information previously was required to be provided in response to a U.S. Securities and Exchange Commission (the “SEC”) filing requirement. The Company was not a reporting company at any point during the fiscal year ended January 31, 2020, and it is not required to provide compensation information for the fiscal year ended January 31, 2020 in response to any other SEC filing requirement. The Company respectfully notes that its Amended Draft Registration Statement has been confidentially submitted with the SEC, and that it will not file a registration statement on Form S-1 until following completion of its fiscal year ending January 31, 2021. Therefore, the Company has relied on Instruction 1 to omit compensation information for the fiscal year ended January 31, 2020 from its Amended Draft Registration Statement.

In accordance with Instruction 1, the Company undertakes to disclose in a future submission of its Draft Registration Statement on Form S-1 the compensation information for the fiscal year ended January 31, 2021 for its named executive officers from the Summary Compensation Table.

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Page Eight

Choice of Forum, page 145

12.

We note that your forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for claims arising under the Securities Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. As you noted, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised the disclosure on page 163 of the Amended Draft Registration Statement.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-14

13.

You state that you offer your platform via SaaS arrangements. Please tell us how much revenue you generate from such arrangements. Clarify for us, and disclose if material, how you account for such arrangements, including whether you consider the license to be a distinct performance obligation. Refer to ASC 606-10-25-19 through 22.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, during the fiscal year ended January 31, 2020, the Company did not offer any software-as-a-service (“SaaS”) products. The disclosures regarding SaaS products in the Amended Draft Registration Statement are related to offerings that the Company started selling during the fiscal year ending January 31, 2021. Such arrangements include a hybrid offering that includes both an on-premises software element and a SaaS element. The Company has concluded that this hybrid offering has three distinct performance obligations: an on-premises software license, a SaaS element, and post contract customer support (“PCS”). Revenue allocated to the on-premises software license will be recognized as delivered, or at a point in time, and revenue from both the SaaS element and PCS will be recognized ratably over the term of the arrangement. The Company undertakes to disclose in a future submission of its Draft Registration Statement on Form S-1 its accounting policy regarding these arrangements for the fiscal year ending January 31, 2021.

14.

You disclose that “license revenue is recognized at the point in time when the customer is able to use and benefit from the software…” Please clarify whether your reference to “the customer” means a channel partner or end-user customer. Also, tell us how you determine when the customer has obtained control. Refer to ASC 606-10-25-30 and 606-10-50-19.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s definition of “customer” for purposes of Accounting Standards Codification (“ASC”) 606-10-25-30 and 606-10-50-19 depends on whether sales are made through its direct sales team or channel partnerships. The Company sells its products through a direct sales team and channel partnerships. When sales are made by the Company’s direct sales team, its sales team interacts directly with the end-user customer without any other third parties’ involvement. Under this scenario, the Company issues the invoices to its end-user customers, which are considered its “customers.” However, when sales are made through channel partnerships, the Company’s channel partners generally are considered its “customers,” provided that the Company determines that the channel partner “controls” the license before it is being transferred to the end-user

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Page Nine

customer, and the invoices are issued to the channel partners and the end-user customer is mentioned on the invoice as “ship-to.” If the Company determines that the channel partner does not “control” a license before it is being transferred to the end-user customer, the Company considers such end-user customer to be its “customer.”

When determining whether the Company’s customer is the channel partner or the end-user, the Company considers the guidance in ASC 606-10-55-37 through 55-37A and ASC 606-10-55-39 through 55-39A.

To determine whether the channel partner “controls” a license, the Company considers the definition of “control” under ASC 606-10-25-25, which states in part [emphasis added]:

Goods and services are assets, even if only momentarily, when they are received and used (as in the case of many services). Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The benefits of an asset are the potential cash flows (inflows or savings in outflows) that can be obtained directly or indirectly in many ways, such as by:

a. Using the asset to produce goods or provide services (including public services);

b. Using the asset to enhance the value of other assets;

c. Using the asset to settle liabilities or reduce expenses;

d. Selling or exchanging the asset;

e. Pledging the asset to secure a loan;

f. Holding the asset.

In evaluating who has the ability to “direct the use” of the license, as set forth in ASC 606-10-25-25, prior to its transfer to the end-user customer, the Company notes that it sells licenses to its channel partners when they submit purchase orders to the Company. Within each purchase order, each channel partner identifies the end-user customer that has purchased the license and includes the end-user delivery information that the Company must use when transferring the license to the end-user customer. The Company delivers the license to the end-user customer via email. Once an end-user customer receives the initial access to the license, it installs the license on its own devices and can obtain the full benefit of the license without the need for any continuing service from either the Company or the channel partner. Because the channel partner is responsible for the directing to whom the Company must deliver the initial access to the license, and there are no additional or ongoing good or services required for the end-user customer to obtain the full benefit of the license after the initial access has been delivered, the Company determines that the channel partner has the ability to direct the use of the license and is therefore the Company’s “customer.”

In evaluating who has the ability to “obtain substantially all of the remaining benefits” from the license, as set forth in ASC 606-10-25-25, prior to its transfer to the end-user customer, the Company notes that the channel partner sells the license to the end-user customer at a selling price determined by such channel partner in its full discretion. Therefore, the channel partner has the ability to obtain substantially all of the remaining benefits from the license resulting from the sale.

Due to the inherent judgement involved in the above analysis and diverse industry practice, the Company acknowledges that one could consider the end-user customer to be the Company’s “customer” when such license is sold through a channel partner. Nevertheless, the Company also

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notes that the accounting conclusions with respect to the timing and amount of revenue recognized would not change. In this circumstance, the timing of revenue recognition would not change because the Company delivers its platform to the end-user customer, not the channel partner. In addition, pursuant to paragraph BC38 of ASU 2016-08, the amount of revenue recognized would also remain the same because the Company does not have visibility into the amount charged by its channel partner to the ultimate end-user. Paragraph BC38 of ASU 2016-08 states, in part [emphasis added]:

A key tenet of variable consideration is that at some point the uncertainty in the transaction price ultimately will be resolved. When the uncertainty is not expected to ultimately be resolved, the guidance indicates that the difference between the amount to which the entity is entitled from the intermediary and the amount charged by the intermediary to the end customer is not variable consideration and, therefore, is not part of the entity’s transaction price.

Revenue from licenses is generally recognized upon the later of the transfer of control of the platform, which occurs at delivery, or when the license term commences. In reaching its conclusion, the Company considered the following:

•	Upon the issuance of its invoices, the Company has the right to payment, and its customers are obligated to pay for the license they received.

•

Upon delivering a license key and the commencement of a license term, the Company’s customers will have the ability to direct the use of and obtain substantially all the remaining benefits from the licenses.

Deferred Contract Acquisition Costs, page F-15

15.

We note that you have applied the practical expedient in ASC 340-40 in accounting for your contract acquisition costs. We further note that amortization of such costs is recognized consistent with the pattern of revenue recognition for the respective performance obligations. Considering you typically enter into annual contracts and recognize the revenue from the license obligation up-front please tell us the following:

•	Clarify which contracts your deferred contract acquisition costs relate;

•	Tell us the amount of costs expensed as incurred pursuant to the practical expedient for each period presented; and

•

Considering the commissions paid on renewal contracts are commensurate with what is paid on the initial contract, please tell us whether the “period of benefit” ever exceeds the contract term and if so, why.

The Company acknowledges the Staff’s comment and respectfully notes that, from time to time, the Company enters into multi-year contracts. As the practical expedient in ASC 340-40 does not apply to multi-year contracts, the Company defers the related contract acquisition costs and amortizes such costs over the contract term in a manner consistent with the pattern of revenue recognition for the respective performance obligations.

During the fiscal year ended January 31, 2020, the Company expensed a total amount of $61.0 million as incurred pursuant to the practical expedient in ASC 340-40.

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Page Eleven

When the Company’s sales commissions for renewal of contracts are commensurate with the sales commissions paid for the initial contract acquisition, the period of benefit is always equal to the corresponding contract term.

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Amended Draft Registration Statement.

Note 11. Equity Awards, page F-33

16.

Please provide us with a breakdown of all stock options and restricted stock awards granted during fiscal 2021 or after and include the fair value of the underlying common stock at the date of such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.

The Company respectfully advises the Staff that it is currently in the process of compiling the requested information as it finalizes its consolidated financial statements for the fiscal year ending January 31, 2021. The Company undertakes to provide this information to the Staff in a separate response.

General

17.

Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company is supplementally providing to the Staff under separate cover copies of such written communications.

*        *        *

Please contact me at (212) 479-6157 with any questions or further comments regarding our responses to the Staff’s Comments.

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Page Twelve

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Ashim Gupta, UiPath, Inc.
Brad Brubaker, UiPath, Inc.
Mihai Faur, UiPath, Inc.
Eric C. Jensen, Cooley LLP
Matthew P. Dubofsky, Cooley LLP

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